UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2017

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

641 Lexington Ave, 29th FL
New York, NY 10022
212 488 4974
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Other Events.

As previously reported, on December 13, 2016, Appelo Ltd. and Wits Global Ltd., each an entity controlled by Mr. Wang Hong (the “Sellers”), entered into an agreement to transfer all of the ordinary shares of Wins Finance Holdings Inc. (the “Company”) owned by them (an aggregate of 13,440,000 ordinary shares (approximately 67% of the Company’s outstanding ordinary shares)) to Spectacular Bid Limited, a wholly owned subsidiary of Freeman FinTech Corporation Limited (“Freeman”), a company listed on the Hong Kong Stock Exchange.

The obligation to effect the closing is conditioned upon the satisfaction or waiver of, among other things, the following:

(a) the shareholders of Freeman having approved the acquisition of the Company’s shares;

(b) the Sellers having transferred their rights in a registration rights agreement to Freeman; and

(c) the Hong Kong Stock Exchange not having objected to the transaction.

The Company has been advised that (i) Freeman recently received confirmation from the Hong Kong Stock Exchange that the exchange has completed its review and has no further questions about the transaction; and (ii) the extraordinary general meeting of Freeman will take place on July 11, 2017 to vote on the acquisition of the Company’s shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 10, 2017

WINS FINANCE HOLDINGS INC.

By:	/s/ Renhui Mu
Name:	Renhui Mu
Title:	Chief Executive Officer